ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 1.910/ 185 /2007

Finance Department
Tel. 0-2537-4512/0-2537-4611

May 22, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Drilling Results of appraisal wells, Zawtika-3 and Zawtika-4, in Myanmar M9 Block

Reference is made to PTTEP International Limited (PTTEPI), a 100% owned subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), an operator and sole shareholder of exploration block – M9 in Myanmar. The block is located in the Gulf of Mataban, about 300 kilometers south of Yangon.

PTTEP wishes to report the drilling results of appraisal wells, Zawtika-3 and Zawtika-4, in addition to the exploration wells Zawtika-1A, Gawthaka-1, Kakonna-1, and Zawtika 2 which were reported to the Stock Exchange of Thailand. Details are as follows:

1. The appraisal well Zawtika-3, located in the south eastern of Zawtika-1A well, was spudded on April 8th, 2007. The well was drilled to a total depth of 2,274 meters and encountered eight zones of natural gas bearing formation with a total thickness of 65 meters. The flow rate testing (Tubing Stem Test-TST) was conducted on selected one zone, indicating maximum natural gas flow rates of approximately 26.68 million standard cubic feet per day (MMSCFD).

2. The appraisal well Zawtika-4, located in the east of Zawtika-1A well, was spudded on May 3rd, 2007. The well was drilled to a total depth of 2,390 meters and encountered eleven zones of natural gas bearing formation with a total thickness of 161 meters. The flow rate testings (Tubing Stem Test-TST) were conducted on two zones, indicating maximum natural gas flow rates of approximately 39.6 MMSCFD and 31.5 MMSCFD respectively. The combined flow rate of two zones is 71.1 MMSCFD.

-2- / The successful results....

dlw 5/29

The successful results of the appraisal wells Zawtika-3 and Zawtika-4 affirm the commercial potential of natural gas in Zawtika area. PTTEP will prepare a development plan and continue to drill 3 appraisal wells, Kakonna-2, Zawtika-5, and Zawtika-6, within July 2007.

Yours sincerely,

Suwit Pitrchart

Suwit Pitrchart

Executive Vice President
Business Development and International Division
Acting President

END